09042738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV - 2 2009
Washington, DC
110

SEC FILE NUMBER
8-36732

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING SEPTEMBER 1, 2008 (MM/DD/YY) AND ENDING AUGUST 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BARTON HALL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.
18465

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O EQUITY RESOURCES GROUP, 1280 MASSACHUSETTS AVE., 4TH FL.
(No. and Street)

CAMBRIDGE (CITY) MA (state) 02138 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL DESIMONE 1-617-876-4800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul A. DeSimone swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Barton Hall Securities, Inc., as of August 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President + Chief Compliance Officer

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Barton Hall Securities, Inc.
Cambridge, MA

In planning and performing my audit of the financial statements of Barton Hall Securities, Inc. for the year ended August 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, I identified the following deficiencies in internal control that I consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in my audit of the financial statements of Barton Hall Securities, Inc. as of and for the year ended August 31, 2009, and this report does not affect our report thereon dated September 25, 2009. These weaknesses do not affect the report on the financial statements. A material weakness was found in correctly recording prepaid expense and accrued expense balances at the prior year end and accrual for the current year audit fee. The Company has taken corrective action and started recording a monthly accrual for current year audit fee.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
September 25, 2009

Barton Hall Securities, Inc.

Audited Financial Statements

For The Year Ended August 31, 2009

Contents

Index

*****
***
*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

To the Board of Directors
Barton Hall Securities, Inc.
Cambridge, Massachusetts

I have audited the accompanying statement of financial condition of Barton Hall Securities, Inc., as of August 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barton Hall Securities, Inc. as of August 31, 2009 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
September 25, 2009

Barton Hall Securities, Inc.
Statement of Financial Condition
August 31, 2009

Assets

Cash & Cash Equivalents		$ 17,389
Prepaid Insurance		1,320
		18,709

Liabilities and Stockholder's Equity

Liabilities		
Accrued Expenses		$ 1,900
State Income Tax Payable		456
		2,356
Stockholder's Equity		
Common Stock, $1 Par Value Authorized 300,000 Shares, Issued 16,000 Shares	16,000	
Additional Paid in Capital	15,000	
Retained Deficit	(14,647)	
Total stockholder's equity		16,353
		$ 18,709

See Accountant's Report & Accompanying Notes

Barton Hall Securities, Inc.
Statement of Income
For The Year Ended August 31, 2009

Revenues:	
Interest Income	$ 246
Expenses:	
License Fees and Administrative	8,094
Net Income (Loss) Before Income Taxes	(7,848)
Provision for Income Taxes	456
Net Income (Loss)	($ 8,304)

See Accountant's Report and Accompanying Notes

Barton Hall Securities, Inc.
Statement of Changes in Stockholder's Equity
For The Year Ended August 31, 2009

	Capital Stock Common		Additional	
	Shares	Amount	Paid in Capital	Retained Earnings
Balance, Beginning of Year	16,000	$ 16,000	5,000	($ 3,678)
Prior Period Adjustment	-	-	-	(2,665)
Beginning Balance as Restated	16,000	16,000	5,000	(6,343)
Net Loss				(8,304)
Additions			10,000	
Deductions				
Balance, End of Year	16,000	$ 16,000	$ 15,000	($14,647)

See Accountant's Report and Accompanying Notes

Barton Hall Securities, Inc.
Statement of Cash Flows
Twelve Months Ended August 31, 2009

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 8,304)	
Adjustments		
Add:		
Accrued Expenses	1,900	
Less:		
Prepaid Insurance	(1,319)	
Cash from Operations		(7,723)
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Add'l Paid in Capital	10,000	
Retained Earnings	(2,666)	
Financing Cash Flows		7,334
Cash Increase (Decrease)		(389)
Cash - Beginning of Year		
Cash - Fidelity MM	17,778	
Total Beginning of Year		17,778
Cash on Statement Date		$ 17,389

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

On September 18, 1986, Barton Hall Securities, Inc. (the company) was formed to engage in and carry on the business of a limited purpose broker-dealer in Massachusetts. The company is a member in good standing of the Medallion Signature Program and acts strictly in an institutional capacity, administering Medallion Signature Guarantees for affiliates of the company and for certain third party firms requiring such guarantees.

Income Taxes

The company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates.

At August 31, 2009, the company had net operating loss carryforward of $18,374 that may be used to offset future income. The loss carryforward expires as follows: $7,975 in 2028 and $10,389 in 2029. A deferred tax asset has not been recognized due to management's belief it will not be utilized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments, which potentially subject the company to concentrations of credit risk, consist of temporary cash investments.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly Liquid investments with an initial maturity of three months or less.

3. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $9,686 at August 31, 2009, which exceed required net capital of $5,000 by $4,686. The ratio of aggregate indebtedness to net capital at August 31, 2009 was 0.24 to 1.0.

4. FAIR VALUE OF FINANCIAL STATEMENTS

The company’s financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

5. RELATED PARTY TRANSACTIONS

The company is a wholly owned subsidiary of Equity Resources Group, Inc. (ERGI) which was formed in 1981 under Massachusetts law for the purpose of providing financial consulting services in the field of real estate. The company receives various support services from ERGI under an expense sharing agreement, including, but not limited to rent, secretarial and analytical services.

6. CASH FLOWS

Cash paid for Interest and Income Taxes is as follows:

Interest	$	0
Income Taxes	$	456

7. PRIOR PERIOD ADJUSTMENT

Retained earnings was adjusted for prepaid insurance of $1,319 and accrued expenses of $3,985 at August 31, 2008.

SUPPLEMENTARY INFORMATION

Barton Hall Securities, Inc.
Schedule I
Computation of Net Capital
August 31, 2009

Net Capital			
Total Stockholder's Equity		$	16,353
Nonallowable Assets			
Prepaid Insurance	1,319		
			1,319
Deductions:			
Haircut on Money Market Account	348		
Excess Deductible Fidelity Bond	5,000		
			5,348
Net Capital			9,686
Less: Capital Requirement			5,000
Excess Capital		$	4,686
Aggregate Indebtedness		$	2,356
Ratio of Aggregate Indebtedness To Net Capital			0.24 to 1.0

See Accountant's Report and Accompanying Notes

Barton Hall Securities, Inc.
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
August 31, 2009

Unaudited Net Capital	$ 11,586
Year End Accruals	(1,900)
Audited Net Capital	$ 9,686

See Accountant's Report and Accompanying Notes

Scedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Barton Hall Securities, Inc.
As of 8/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) X 4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained ___4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ___4570

Clearing Firm SEC#s	Name	Product Code
8-____ [4335A]	____ [4335A2]	____ [4335B]
8-____ [4335C]	____ [4335C2]	____ [4335D]
8-____ [4335E]	____ [4335E2]	____ [4335F]
8-____ [4335G]	____ [4335G2]	____ [4335H]
8-____ [4335I]	____ [4335I2]	____ [4335I]

D. (k) (3) Exempted by order of the Commission ___4580

See Accountant's Report and Accompanying Notes